UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2026

001-36000 (Commission File Number)

XTL Biopharmaceuticals Ltd.

(Exact name of Registrant as specified in its charter)

85 Medinat HaYehudim Street

Herzliya, Israel, is 4676670

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

On October 12, 2026, Ms. Iris Shapira Yalon notified XTL Biopharmaceuticals Ltd. (the “Company”) of her resignation from the Company’s Board of Directors (the “Board”), effective upon the earlier of (i) the appointment of her successor as external director by the Company’s shareholders at the general meeting described below and (ii) November 20, 2026.

Ms. Shapira Yalon is resigning for personal reasons, and her resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Board thanks Ms. Shapira Yalon for her service and contributions to the Company.

On October 14, 2026, the Board approved the nomination of Mr. Gilai Dolev for election as an external director of the Company, to replace Ms. Shapira Yalon, for an initial three-year term, subject to shareholder approval. The Company intends to convene a general meeting of shareholders to approve Mr. Dolev’s election by the majority required under Section 239(b) of the Israeli Companies Law, and will furnish the notice of meeting and proxy statement for that meeting to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: October 14, 2026	/s/ Noam Band
Noam Band
Chief Executive Officer

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